SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CANDLEWOOD HOTEL COMPANY, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

13741M 10 8

(CUSIP Number)

Jack P. DeBoer

Chief Executive Officer

Lakepoint Office Park

9342 East Central

Wichita, Kansas 67206

(316) 631-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Charles K. Ruck, Esq.

Latham & Watkins

650 Town Center Drive

Twentieth Floor

Costa Mesa, California  92626-1925

October 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13741M 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jack P. DeBoer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,360,932 shares of Common Stock, on an as-converted basis (see Items 2 – 5)

	8.	Shared Voting Power 14,987,694 shares of Common Stock, on an as-converted basis (see Items 2 – 5)

	9.	Sole Dispositive Power 2,360,932 shares of Common Stock, on an as-converted basis (see Items 2 – 5)

	10.	Shared Dispositive Power 0 shares of Common Stock (see Items 2 – 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) See Item 5

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (“Amendment”) with respect to the Schedule 13D filed on May 4, 1998, as amended by Amendment No. 1 on December 22, 1998 (the “Statement”), relating to the Common Stock, par value $.01 per share, of Candlewood Hotel Company, Inc., a Delaware corporation (the “Issuer”), hereby amends the Statement only as related to Jack P. DeBoer (the “Reporting Person”) and in the following respects only, effective as of October 27, 2003.  Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Statement.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by the following:

This Amendment is filed by the Reporting Person to report the execution of and agreement to be bound by a Voting Agreement (the “Voting Agreement”) by and among the Reporting Person, MONY Life Insurance Company, a New York insurance company (“MONY”), Pecks Management Partners Ltd., a New York corporation (“Pecks”), Advance Capital Offshore Partners, L.P., a Cayman Islands limited partnership (“Advance Offshore I”), Advance Capital Partners, L.P., a Delaware limited partnership (“Advance Capital I”), Advance Capital Offshore Associates, LDC, a Cayman Islands limited duration company and the general partner of Advance Offshore I (“Advance Offshore II”), Advance Capital Associates, L.P., a Delaware limited partnership, the general partner of Advance Capital I and the majority shareholder of Advance Offshore II (“Advance Capital II”), Advance Capital Management, LLC, a Delaware limited liability company and the managing general partner of Advance Capital II (“Advance Capital LLC”), Private Equity Investors III, L.P., a Delaware limited partnership (“PEI-III”), Equity-Linked Investors-II, a New York limited partnership (“ELI-II”), Rohit Mojilal Desai, an individual (“Desai”), Desai Capital Management Incorporated, a New York corporation and the investment adviser to PEI-III and ELI-II (“DCMI”), LNR Candlewood Holdings, Inc., a Nevada corporation (“LNR”), Leisure Colony Management Corp., a Florida corporation and the sole shareholder of LNR (“Leisure”), LNR Property Corporation, a Delaware corporation and the sole shareholder of Leisure, Allied Capital Corporation, a Maryland corporation (“Allied”), JPMorgan Chase Bank (“JPMCB”), J.P. Morgan Partners (SBIC), LLC (“JPMP SBIC”), Olympus Growth Fund, L.P. a Delaware limited partnership (“OEGF”) and Olympus Executive Fund, L.P. a Delaware limited partnership (“OEF”), Arbor Lake Club, Ltd. (“ALC”), Six Continents Hotels, Inc., a Delaware corporation (“SCH”) and Hospitality Properties Trust, a Maryland real estate investment trust (“HPT”) (collectively, the "Voting Agreement Stockholders").

Although all of the Voting Agreement Stockholders may be deemed to constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, this Amendment is filed only by the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

As of the date of this Amendment, the Reporting Person does not have any plans or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D other than the following:

On October 27, 2003, the Issuer entered into (i) a Purchase and Sale Agreement among HPT, the Issuer and certain of its affiliates and JPD Corporation (the “Hotel Purchase Agreement”), (ii) an Asset Purchase and Sale Agreement among SCH, the Issuer and Candlewood Hotel Company, L.L.C. (the “Brand Purchase Agreement”) and (iii) a Termination Agreement among HPT CW Properties Trust, John G. Murray, trustee of HPT CW MA Realty Trust, HH HPTCW II Properties LLC, HPT, the Issuer and Candlewood Leasing No. 1, Inc. (the “Termination Agreement,” and together with the Hotel Purchase Agreement and the Brand Purchase Agreement, the “Transaction Agreements”), pursuant to which the Issuer will sell substantially all of its assets.  In addition, the Issuer's Board of Directors ("Issuer Board") adopted a Plan of Dissolution ("Plan of Dissolution") that would become effective following consummation of the Transaction Agreements.

Simultaneously with the Issuer entering into the Transaction Agreements, the Reporting Person and other stockholders entered into the Voting Agreement, whereby each of the Voting Agreement Stockholders agreed, among other things, to vote all of the shares of capital stock of the Issuer which each such stockholder is entitled to vote:

•      in favor of (i) approval of the terms of the transactions contemplated by the Transaction Agreements, with any modifications approved by such stockholders who are parties to the Voting Agreement, (ii) any action required to consummate such transactions contemplated by the Transaction Agreements and (iii) the adoption of the Plan of Dissolution with any modifications approved by the Voting Agreement Stockholders , provided that each of the matters listed in the above clauses (i), (ii) and (iii) are contemporaneously approved;

•      against any offer or proposal (each, a “Purchase Proposal”) concerning any (A) merger, consolidation, business combination, or similar transaction involving the Issuer or any of its subsidiaries, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets representing 25% or more of the consolidated assets of the Issuer and its subsidiaries or any of (the properties subject to the Hotel Purchase Agreement or  the assets subject to the Brand Purchase Agreement, (C) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) of the Issuer or any of its affiliates that are a party to the Hotel Purchase Agreement, (D) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 25% or more of the outstanding voting capital stock of the Issuer or (E) any combination of the foregoing;

•      prior to the closing (the “Closing”) of the transactions contemplated by the Transaction Agreements, against any action or proposal involving the Issuer or any of the Issuer’s subsidiary that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the transactions contemplated by the Transactions Agreements;

•      in favor of the amendment to the Issuer’s Certificate of Incorporation to change the name of the Issuer;

•      in favor of the adoption of the amendments to the Certificate of Amendment of Certificates of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock of the Issuer (the “Certificates of Designations,” as amended, the “Amended Certificate”).

In addition, the Voting Agreement Stockholders agreed, prior to the Closing, (i) not to sell, transfer, assign, pledge, encumber or otherwise dispose of any shares of capital stock of the Issuer, subject, in certain cases, to the rights of third parties with respect to such shares or (ii) not to take certain other actions that could lead to a Purchase Proposal.

The Voting Agreement terminates upon the earliest to occur of (i) the consent of each of the parties to the Voting Agreement, (ii) the termination of either the Hotel Purchase Agreement or the Brand Purchase Agreement and (iii) February 28, 2004.

In connection with the transactions contemplated by the Transaction Agreements, on October 27, 2003, the Reporting Person, MONY, Pecks, Advance Offshore I, Advance Capital I, JPMCB, JPMP SBIC, OEF, OEGF and the Issuer entered into an amendment to the Amended and Restated Stockholders Agreement (the “Stockholders Agreement Amendment”) which amended the Amended and Restated Stockholders Agreement dated July 10, 1998 (that is the subject of the original Schedule 13D filed by the Reporting Person)  by and among the Issuer, the Reporting Person, Doubletree Corporation, a Delaware corporation (“Doubletree”), the Warren D. Fix Family Partnership, L.P. (“WDFF”), Warren D. Fix (“Fix”), JPMCB, JPMP SBIC, OEF, OEGF, Advance Offshore I, Advance Capital I, Allied, Allied Capital Corporation II, Advance Offshore II, Advance Capital II, Advance Capital LLC, PEI-III, ELI-II, LNR, Leisure, the FFJ 1997 Nominee Trust, Harbor Investments Ltd., Strong Special Investment Limited Partnership, and Strong Quest Limited Partnership.  Both of the Stockholders Agreement Amendment and the Plan of Dissolution provide that upon the Closing of the asset sales to HPT and SCH, the Issuer will decrease the number of the directors on the Issuer Board to five directors.  The Issuer’s Bylaws will be amended so that upon the Closing of the transactions contemplated by the Transaction Agreements and upon the approval of the Amended Certificate by the stockholders, the authorized number of members of the Issuer Board will be five.  It is anticipated that the Issuer’s five-member Board will consist of two directors who currently serve as designees of the holders of a majority of the outstanding Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), one Director who currently serve as designees of the holders of a majority of the outstanding Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”) and two directors, one of whom will be an independent Director, who currently serve as designees of the holders of a majority of the outstanding Common Stock. The Reporting Person, Doubletree, WDFF and Fix are entitled to designate two nominees for election to the Issuer Board. Each director will serve until such person’s successor is elected or until such person’s death, retirement, resignation or removal.  The composition of the Issuer Board will be accomplished by the voluntary resignation of certain current directors.

Subject to its obligation under the Voting Agreement, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.  In particular, although the Reporting Person has no present intention to acquire any shares of Common Stock and has no present intention to dispose of any of such shares, the Reporting Person may acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock and/or may dispose of shares of Common Stock.  Any such transactions may be effected at any time and from time to time.

This Item 4 is qualified in its entirety by reference to the Voting Agreement, the Amended Certificate and the Stockholders Agreement Amendment, which are filed as Exhibits 8, 9 and 10 hereto, and which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)   Item 5(a) and 5(b) are hereby amended only with respect to the Reporting Person as follows:

(a); (b).  According to information provided to the Reporting Person by the Issuer, the number of shares outstanding as of November 1, 2003 was 9,025,000 shares of Common Stock, 65,000 shares of Series A Preferred Stock and 42,000 shares of Series B Preferred Stock.  Rows 7-11 and 13 of the cover pages to this Amendment are hereby incorporated by reference.  The total number of shares subject to the Voting Agreement is 7,464,286 shares of Series A Preferred Stock, 5,305,333 shares of Series B Preferred Stock and 2,218,075 shares of Common Stock including the shares held by the Reporting Person, representing approximately 62.68% of the outstanding voting power of the Issuer, and representing 80.38% of the outstanding Series A Preferred Stock, 94.74% of the Series B Preferred Stock and 24.58% of the Common Stock of the Issuer.  With respect to the responses to Items 7 and 8 set forth on the cover pages hereto, the Reporting Person has assumed that each Voting Agreement Stockholder has the sole power to vote the capital stock directly owned by such party, but shared power to vote the capital stock beneficially owned by each of the other Voting Agreement Stockholders as a result of the terms of the Voting Agreement.  The Reporting Person disclaims beneficial ownership of any securities owned by every other Voting Agreement Stockholder, and the filing of this Amendment shall not be deemed an admission that the Reporting person and any other person constitute a "group" for purposes of Section 13(d) of the Exchange Act.

As of October 27, 2003, the Reporting Person owned directly 2,218,075 shares of Common Stock and 1,000 shares of Series A Preferred Stock (convertible into 142,857 shares of Common Stock on a 142.857142 basis), representing approximately 9.87% of the outstanding voting power of the Issuer, and 24.58% of the outstanding Common Stock and 1.54% of the Series A Preferred Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Pursuant to the Voting Agreement, each of the Voting Agreement Stockholders agreed, among other things, to vote all of the shares of capital stock of the Issuer which each such stockholder is entitled to vote:

•      in favor of (i) approval of the terms of the transactions contemplated by the Transaction Agreements, with any modifications approved by such stockholders who are parties to the Voting Agreement, (ii) any action required to consummate such transactions contemplated by the Transaction Agreements and (iii) the adoption of the Plan of Dissolution with any modifications approved by such stockholders who are parties to the Voting Agreement, provided that each of the matters listed in the above clauses (i), (ii) and (iii) are contemporaneously approved;

•      against any Purchase Proposal; and

•      in favor of the amendment to the Issuer’s Certificate of Incorporation to change the name of the Issuer;

•      in favor of the adoption of the Amended Certificate.

In addition, the Voting Agreement Stockholders agreed, prior to the Closing, (i) not to sell, transfer, assign, pledge, encumber or otherwise dispose of any shares of capital stock of the Issuer, subject, in certain cases, to the rights of third parties with respect to such shares, and (ii) not to take certain other actions that could lead to a Purchase Proposal.  The Voting Agreement shall terminate upon the earliest to occur of (i) the consent of each of the parties to the Voting Agreement, (ii) the termination of either the Hotel Purchase Agreement or the Brand Purchase Agreement and (iii) February 28, 2004.

The Certificate of Designation was amended so that concurrent with the Closing of the transactions contemplated by the asset sales to HPT and SCH, the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall no longer be entitled to receive any dividends, including any dividends that have accrued and remain unpaid and in the event of any liquidation, dissolution or winding up of the affairs of the Issuer, the liquidation preferences of the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be reduced to a total of $25,000,000 in proceeds from the sale of the Issuer's assets or any assets of the Issuer after payment or provision for all obligations or liabilities of the Issuer. Such payment to the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be made before any payment shall be made or any assets distributed to the holders of the Issuer's Common Stock. Holders of the Issuer's Common Stock shall receive, on a pro-rata basis among all holders of the Common Stock, a total of $500,000 in net liquidation proceeds. After payment in full of net liquidation proceeds, the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive ninety percent (90%) of the remaining net liquidation proceeds of the Issuer and holders of the Issuer's Common Stock shall be entitled to receive ten percent (10%) of the remaining net liquidation proceeds of the Issuer.

The Stockholders Agreement was amended so that immediately upon the Closing, the Issuer Board shall be reduced to five members and the holders of Series A Preferred Stock and Series B Preferred Stock may appoint or replace any of their designees to the Issuer Board (through a nominating committee or other procedure adopted by the Issuer Board) as follows:  (i) the holders of the Series A Preferred Stock are entitled, to designate two nominees for election to the Issuer Board, (ii) the holders of Series B Preferred Stock are entitled to designate one nominee for election to the Issuer Board, and (iii) the Reporting Person, Doubletree, WDFF and Fix are entitled to designate two nominees for election to the Issuer Board (one of whom shall be an independent director).

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by the insertion of the following:

Exhibit 8:	Voting Agreement

Exhibit 9:

Form of Certificate of Amendment of Certification of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock of Candlewood Hotel Company, Inc., dated as of October 27, 2003

Exhibit 10:	Amendment No. 1 to the Amended and Restated Stockholders Agreement, dated as of October 27, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2003
Date
/S/ Jack P. DeBoer
Signature
Jack P. DeBoer
Name/Title

EXHIBIT INDEX

Exhibit 8:	Voting Agreement

Exhibit 9:

Form of Certificate of Amendment of Certification of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock of Candlewood Hotel Company, Inc., dated as of October 27, 2003

Exhibit 10:	Amendment No. 1 to the Amended and Restated Stockholders Agreement, dated as of October 27, 2003.